OPERATING AGREEMENT FOR MY DIVORCE PARTY LLC

THIS OPERATING AGREEMENT is entered into effective as of November 19, 2020 by and among the parties listed on the signature pages hereof, with reference to the following facts:

RECITALS:

A.   On August 4, 2020, Articles of Organization for My Divorce Party LLC (the "Company"), a limited liability company under the laws of the State of California, were filed with the California Secretary of State.

B.   The parties desire to adopt and approve an operating agreement for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations within the provisions of the California Revised Uniform Limited Liability Company Act (the "Act"), including amendments from time to time.

NOW THEREFORE, the parties (hereinafter sometimes collectively referred to as "Members" or individually as "Member") adopt this Agreement as the operating agreement of the Company and agree as follows:

ARTICLE I: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article or elsewhere in this Agreement and when not so defined shall have the meanings set forth in California Corporations Code Section 17001.

1.1.   **"Affiliate"** of a Member means any Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member. The term "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through membership, ownership of voting securities, by contract, or otherwise.

1.2.   **"Agreement"** means operating agreement, as originally executed.

1.3.   **"Articles of Organization"** means the Articles of Organization for the Company originally filed with the California Secretary of State.

1.4.   **"Assignee"** means a person who has acquired a Member's Economic Interest in the Company, by way of a Transfer in accordance with the terms of this Agreement, but who has not become a Member.

1.5.   **"Assigning Member"** means a Member who by means of a Transfer has transferred an Economic Interest in the Company to an Assignee.

1.6.   **"Capital Account"** means, with respect to any Member, the account reflecting the capital interest of the Member in the Company, consisting of the Member's initial Capital Contribution maintained and adjusted in accordance with Article III, Section 3.3.

1.7.   **"Capital Contribution"** means, with respect to any Member, the amount of the money and the Fair Market Value of any property (other than money) contributed and/or services rendered to the Company by Members.

1.8.   **"Capital Event"** means a sale or disposition of any of the Company's capital assets, the receipt of insurance and other proceeds derived from the involuntary conversion of Company property, the receipt of proceeds from a refinancing of Company property, or a similar event with respect to Company property or assets.

1.9.   **"Capitalization"** means the total of all funds contributed by Investors to the Company for use in the production, marketing, distribution, and exploitation of the Picture.

1.10.   **"Code"** or **"IRC"** means the Internal Revenue Code of 1986, as amended, and any successor provision.

1.11.   **"Company"** means MY DIVORCE PARTY LLC.

1.12.   **"Confidential Information"** is defined in Article X, Section 10.2.

1.13.   **"Corporations Code"** means the California Corporations Code.

1.14.   **"Distributable Cash"** means the amount of cash which the Company deems available for distribution to the Members, taking into account all Company debts, liabilities, and obligations of the Company then due and amounts which the Company deems necessary to place into reserves for customary and usual claims with respect to the Company's business.

1.15.   **"Economic Membership Interest"** or **"Economic Interest"** means a Person's right to share in the income, gains, losses, deductions, credit or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member, including, without limitation, the right to Vote or participate in management or any other rights of a Member, except where required by the Corporations Code or the Act, or hereunder.

1.16.   **"Encumber"** means the act of creating or purporting to create an Encumbrance, whether or not perfected under applicable law.

1.17.   **"Encumbrance"** means, with respect to any Membership Interest, or any element thereof, a mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option, or preferential right to purchase.

1.18.   **"Fair Market Value"** means, with respect to any item of property of the Company, the item's adjusted basis for federal income tax purposes, except as follows:

(a)   The Fair Market Value of any property contributed by a Member to the Company shall be the value of such property, as mutually agreed by the contributing Member and the Company;

(b)   The Fair Market Value of any item of Company property distributed to any
Member shall be the value of such item of property on the date of distribution as mutually agreed by the distributee Member and the Company;

(c)   The Fair Market Value for purposes of Article VIII, Section 8.8, shall be as determined in that section.

1.19.   **"Initial Members"** means those Persons whose names are listed as Voting Members in Exhibit A of this Agreement.

1.20.   **"Investors"** means those Persons, including Members and non-members, who have contributed to the Capitalization of the Company, whether such contributions are in the form of equity investments, non-priority debt financing, cash, or in-kind contributions of goods or services. **"Investments"** means contributions received from the Investors.

1.21.   **"Involuntary Transfer"** means, with respect to any Membership Interest, or any element thereof, any Transfer or Encumbrance, whether by operation of law, pursuant to court order, foreclosure of a security interest, execution of a judgment or other legal process, or otherwise, including a purported transfer to or from a trustee in bankruptcy, receiver, or assignee for the benefit of creditors.

1.22.   _**"Net Losses"** and **"Net Profits"** means the income, gain, loss, deductions and credits of the Company in the aggregate or separately stated, as appropriate, determined in accordance with generally accepted accounting principles employed under the method of accounting at the close of each fiscal year on the Company's information tax return filed for federal income tax purposes.

1.23.   **Majority of Members"** means a Member or Members whose Voting Interests represent more than fifty percent (50%) of the Percentage Interests.

1.24.   **"Manager"** or **"Managers"** means the Person(s), if any, named as such in Article II or the Persons who from time to time succeed any Person as a Manager and who, in either case, are serving at the relevant time as a Manager.

1.25.   **"Member"** means a Member or a Person who otherwise acquires a Voting Membership Interest or Economic Membership Interest, under this Agreement, and who executes this Agreement as a Member and remains a Member.

1.26.   **"Membership Interest"** means a Member's entire interest in the Company, including the right to Vote or to participate in management, if applicable, subject to the limitations of such membership rights as defined herein.

1.27.   **"Member Percentage Interest"** or **"Percentage Interest"** means the percentage of a Member set forth opposite the name of such Member under the column **"Members' Percentage Interest"** in Exhibit A hereto.

1.28.   **"Notice"** means a written notice required or permitted under this Agreement. A notice shall be deemed given or sent when deposited, as certified mail or for overnight delivery, postage and fees prepaid, in the United States mails; when delivered to Federal Express, United Parcel Service, DHL WorldWide Express, or Airborne Express, for overnight delivery, charges prepaid or charged to the sender's account; when personally delivered to the recipient; when transmitted by electronic means, and such transmission is electronically confirmed as having been successfully transmitted; or when delivered to the home or office of a recipient in the care of a person whom the sender has reason to believe will promptly communicate the notice to the recipient.

1.29.   **"Person"** means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

1.30.   **"Profits and Losses"** are defined in Article IV, Section 4.2.

1.31.   **"Proxy"** has the meaning set forth in the Corporations Code. A Proxy may not be transmitted orally.

1.32   **"Quarterly Profits"** shall mean the quarterly profits of the Company as determined by the Company's bookkeeper as supervised by the Company's outside certified public accountant.

1.33   **"Regulations"** means the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the Code, as such Regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

1.34   **"Reserves"** means the aggregate of reserve accounts that the Company, in its discretion, deems reasonably necessary to meet accrued or contingent liabilities of the Company, reasonably anticipated operating expenses, and working capital requirements.

1.35   **"Successor in Interest"** means an Assignee, a successor of a Person by merger or otherwise by operation of law, or a transferee of all or substantially all of the business or assets of a Person.

1.36   **"Tax Item"** means each item of income, gain, loss, deduction, or credit, or item thereof, of the Company.

1.37   **"Tax Matters Member"** means such Person as may be designated under Article VI, Section 6.6.

1.38   **"Transfer"** means, with respect to a Membership Interest or any element of a Membership Interest, any sale, assignment, gift, Involuntary Transfer, Encumbrance, or other disposition of such a Membership Interest or any element of such Membership Interest, directly or indirectly, other than an Encumbrance that is expressly permitted under this Agreement

1.39   **"Triggering Event"** is defined in Article VIII, Section 8.4.

1.40   **"Vote"** means a written consent or approval, a ballot cast at a meeting, or a voice vote.

1.41   **"Voting Membership Interest"** or **"Voting Interest"** means, with respect to a Member, the right to Vote or participate in management and any right to information concerning the business and affairs of the Company provided under the Act, except as limited by the provisions of this Agreement. A Member's Voting Interest shall be directly proportional to that Member's Percentage Interest and shall include all of the rights of an Economic Membership. Members who own solely an Economic Membership shall not be entitled to vote on any matter, except where required by law or otherwise specifically provided for in this Agreement.

ARTICLE II: ARTICLES OF ORGANIZATION

2.1.   Formation. The Articles of Organization were filed with the California Secretary of State on August 4, 2020

2.2.   Name. The name of the Company is MY DIVORCE PARTY LLC.

2.3.   Principal Office. The principal executive office of the Company shall be at 31332 Monterey Street, Laguna Beach, CA 92651, or such other place or places as may be determined by the Members from time to time.

2.4.   Initial Agent. The initial agent for service of process on the Company shall be Desiree Staples, 31332 Monterey Street, Laguna Beach, CA 92651. The Members may from time to time change the Company's agent for service of process.

2.5.   Purpose. The Company is formed for the purpose of producing an exploiting a feature length motion picture entitled "My Divorce Party," (the "Picture") or for such other activities as the Members shall approve by a Vote. The Members intend the Company to be a limited liability company under the Act and shall not take any action inconsistent with the express intent of the parties to this Agreement.

2.6.   Term. The term of existence of the Company shall commence on the effective date of filing of Articles of Organization with the California Secretary of State, and shall continue indefinitely, unless sooner terminated by the provisions of this Agreement or as provided by law.

2.7.   Management. Desiree Staples shall be the initial Manager of the Company and will serve in the role of "Managing Member", also referred to as "Manager".

ARTICLE III: CAPITALIZATION

3.1.   Initial Contribution. The current Members and owners of Economic Membership Interests have contributed to the capital of the Company and are entitled to Economic Membership and Voting Interests as set forth in Exhibit A, which may be updated from time to time.

3.2.   Additional Contributions. Unless otherwise agreed in writing by all Members, no Member shall be required to make any additional Capital Contributions. In the event that Investments are accepted by the Manager from Additional Members who are admitted to the Company pursuant to Paragraph 3.8, below, and who sign this Agreement on the Signature Page for Investors, such contributions shall be set forth, together with the Economic Membership Interests of such Additional Members on Exhibit A, attached to this Agreement. Exhibit A shall be updated from time to time if additional Investments are accepted by the Company.

3.3.   Capital Accounts. An individual Capital Account shall be maintained for each Member consisting of that Member's Capital Contribution (a) increased by that Member's share of Profits, (b) decreased by that Member's share of Losses, and (c) adjusted as required in accordance with applicable provisions of the Code and Regulations.

3.4.   No Withdrawal. A Member shall not be entitled to withdraw any part of the Member's Capital Contribution or to receive any distributions, whether of money or property from the Company except as provided in this Agreement.

3.5.   No Interest. No interest shall be paid on funds or property contributed to the capital of the Company or on the balance of a Member's Capital Account.

3.6.   Limited Liability. A Member shall not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company except as otherwise provided in the Act or in this Agreement.

3.7.   Minimum and Maximum Capitalization. The Minimum Capitalization of the Company, including debt financing in the form of non-priority, non-recourse loans and equity financing, shall be one hundred thousand ($100,000) dollars. The Maximum Capitalization shall be two hundred and ninety-five thousand ($295,000) dollars.

3.8 Admission of Additional Members. Additional Members, holding either Voting Membership Interests or Economic Membership Interests, may be admitted to the Company upon the approval of the Manager. Any additional Members shall obtain Economic Membership Interests and will participate in the Net Profits, Net Losses, and distributions of the Company on such terms as are determined by the Company and approved by a Majority of the Members.

ARTICLE IV: ALLOCATIONS AND DISTRIBUTIONS

4.1.   Gross Proceeds, Profits, and Losses; Sharing Ratio. The Gross Proceeds, Profits, and Losses of the Company and all items of Company revenue, income, gain, loss, deduction, or credit shall be allocated, for Company book purposes and for tax purposes, to Members and the holders of Economic Interests in the Company as follows:

a.   After any outstanding debts (other than debts to Investors providing non-priority debt financing) and deferments owed by the Company have been paid, including deliverable costs required by distributors and exhibition expenses, if any, the Company will pay any revenue derived from the sale or licensing of the Picture in the following disbursement order:

   i.   First, one hundred percent (100%) of Gross Proceeds shall be paid to Investors on a pro rata basis (based on the ratio that their respective contributions bear to the aggregate of the total contributions of the Investors to the Capitalization) and *pari passu* until such time, if ever, as each Investor has received an amount equal to one hundred ten percent (110%) of his or her Investments;

   ii.   Second, one hundred percent (100%) of Gross Proceeds shall be paid on a pro rata basis and *pari passu* to those Investors whose contributions make up a portion of the first One Hundred Thousand ($100,000) dollars (the "Early Bird Investors") until such time, if ever, as each of such Early Bird Investors has received an amount (inclusive of the amounts received pursuant to Paragraph 4.1a.i., above) equal to one hundred twenty percent (120%) of his or her Investments.

   iii.   Third, fifty percent (50%) of the Net Profits shall be paid out to Investors in accordance with their Economic Membership Interests on a pro rata basis determined by the amount of each such Investor's contribution to the Capitalization;

   iv.   Simultaneously, fifty percent (50%) of the Net Profits shall be paid out to the Members holding Voting Interests (and to parties, if any, entitled to a portion of such Members' interests), or reserved to the Company.

b.   As used herein, "Net Profits" shall mean any and all amounts, including non- refundable advances, received by Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement:

   i.   if a distributor of the Picture pays for the costs of deliverables, such amounts shall not be included in Net Profits;

   ii.   any amounts used to fund production costs of the Picture shall not be included in Net Profits;

   iii.   any advance received from a record company in connection with the soundtrack album for the Picture shall be included in Net Profits only to the extent that such advance is not used to pay music or other production costs; and tax credits or other tax incentives received in connection with the production of the Picture shall be included in Net Profits only to the extent not used to repay investors providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Net Profits" shall mean Gross Proceeds remaining after deduction of the following: A. third party sales agent and producer representative fees and expenses; B. actual, third party, out-of-pocket amounts incurred by or on behalf of Company in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; C. ongoing third party accounting costs and expenses actually incurred by or on behalf of Company in connection with the processing of payments to profit participants (including, without limitation, collection agency fees and expenses), and audit costs; D. actual, third party, out-of-pocket expenses incurred by or on behalf of Company in connection with the ongoing ownership of the Picture (e.g., costs incurred with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture); E. actual, third party, out-of-pocket expenses incurred in connection with the existence and management of Company (e.g., taxes, accounting fees, filing fees, etc.); F. any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with agreements between Company and the applicable guild with respect to the Picture (to the extents not assumed by the distributor(s) of the Picture); G. any amounts required to be withheld by law; H. payments pursuant to music licensing "step deals" that require additional payments based on performance of the Picture; H. any actual, third party, out-of-pocket costs incurred by or on behalf of Company or its affiliates in connection with enforcement of Company's legal rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; I. any amounts used to repay loans received in connection with the production of the Picture; J. any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) or contingent compensation payable to parties rendering services in connection with the Picture (to the extents not assumed by the distributor(s) of the Picture); K. any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and L. any reasonable reserve amounts, as determined by the Manager of Company in her good faith business judgement, required to cover anticipated future costs or liabilities. It is understood that Company makes no representations or warranties as to the amount of Net Profits, if any, that Company will receive from the exploitation of the Picture.

4.2.   Profits and Losses. As used in this Agreement, "Profits and Losses" means, for each fiscal year or other period specified in this Agreement, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with IRC section 703(a), including all Tax Items required to be stated separately pursuant to IRC section 703(a)(1), with the following adjustments:

(a)   any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss; and

(b)   any expenditures of the Company described in IRC section 705(a)(2)(B) or treated as IRC section 705(a)(2)(B) expenditures pursuant to Regulations section 1.704- 1(b) (2)(iv)(i) and not otherwise taken into account in computing Profits or Losses shall be subtracted from taxable income or shall increase such loss.

(c)   Notwithstanding the foregoing provisions of this Section 4.2, any items of income, gain, loss, or deduction that are specially allocated shall not be taken into account in computing Profits or Losses under Section 4.1

4.3.   Unrealized Appreciation/Depreciation. Any unrealized appreciation or unrealized depreciation in the values of Company property distributed in kind to all the Members shall be deemed to be Profits or Losses realized by the Company immediately prior to the distribution of the property and such Profits or Losses shall be allocated to the Members' Capital Accounts in the same proportions as Profits are allocated under Section 4.1. Any property so distributed shall be treated as a distribution to the Members to the extent of the Fair Market Value of the property less the amount of any liability secured by and related to the property. Nothing contained in this Agreement is intended to treat or cause such distributions to be treated as sales for value. For the purposes of this Section 4.3, "unrealized appreciation" or "unrealized depreciation" shall mean the difference between the Fair Market Value of such property and the Company's basis for such property.

4.4.   Transfer of Economic Interest. In the case of a Transfer of an Economic Interest during any fiscal year, the Assigning Member and Assignee shall each be allocated the Economic Interest's share of Profits or Losses based on the number of days each held the Economic Interest during that fiscal year.

4.5.   Non-Cash Distributions. If the proceeds from a sale or other disposition of a Company asset consists of property other than cash, the value of such property shall be as determined in good faith by the Manager. Such non-cash proceeds shall then be allocated among all the Members in proportion to their Percentage Interests. If such non-cash proceeds are subsequently reduced to cash, such cash shall be distributed to each Member in accordance with Section 4.1.

4.6.   Distribution upon Dissolution or Sale of Substantially all of the Company's Assets. Notwithstanding any other provisions of this Agreement to the contrary, when there is a distribution in liquidation of the Company, or when any Member's interest is liquidated, all items of income and loss first shall be allocated to the Members' Capital Accounts under this Article IV, and other credits and deductions to the Members' Capital Accounts shall be made before the final distribution is made. The final distribution to the Members shall be made to the Members to the extent of and in proportion to their positive Capital Account balances.

4.7 No liability for Distributions. Neither the Company nor any Member or any Manager shall incur any liability for making distributions in accordance with this Article IV.

ARTICLE V: MANAGEMENT

5.1.   Management. The business of the Company shall be managed by the Manager named in Article II, Section 2.7, or a successor Manager or Managers selected in the manner provided in Articles V, Section 5.3. Except as otherwise set forth in this Agreement, all decisions concerning the management of the Company's business shall be made by the Manager.

5.2.   Removal of Manager. Each Manager shall serve until the earlier of (a) the Manager's resignation, retirement, death, or disability; (b) the Manager's removal by the Members holding Voting Interests; or (c) the expiration of the Manager's term as Manager, if a term has been designated by a Majority of Members holding Voting Interests. A new Manager shall be appointed by a Majority of Members holding Voting Interests on occurrence of any of the foregoing events.

5.3.   Term. Each Manager shall be appointed by a Majority of Members holding Voting Interests for (a) a term expiring with the appointment of a successor, or (b) a term expiring at a definite time specified by a Majority of Members holding Voting Interests in connection with such an appointment. A Manager who is not also a Member may be removed with or without cause at any time by action of a Majority of Members holding Voting Interests. A Manager who is a Member may be removed only on the Vote of all other Members holding Voting Interests and, if necessary, the execution and filing of a Certificate of Amendment of the Articles of Organization of the Company in conformity with Corporations Code Section 17054 to provide that the Company is to be managed by more than one manager or by the Members.

5.4.   Manager's Duties. Desiree Staples shall have the powers and duties described in Section 5.8 hereof and such other powers and duties as may be prescribed in this Agreement or by the Members. Notwithstanding the foregoing, the Manager shall not take any of the following actions on behalf of the Company unless a Majority of Members has consented to the taking of such action:

(a) any act that would make it impossible to carry on the business of the Company;

(b) any confession of a judgment against the Company;

(c) the dissolution of the Company;

(d) the disposition of all or a substantial part of the Company's assets not in the ordinary course of business;

(e) the incurring of any debt not in the ordinary course of business;

(f) a change in the nature of the principal business of the Company;

(g) the filing of a petition in bankruptcy or the entering into of an arrangement among creditors; or

(h) the entering into, on behalf of the Company, of any transaction constituting a "reorganization" within the meaning of Corporations Code § 17600.

5.5   Meetings of Managers. In the event that more than one Manager is appointed as provided herein, actions of the Managers shall be taken at meetings or as otherwise provided in this Section 5.5 by a majority of Managers. No regular meetings of the Managers need be held. Any two Managers may call a meeting of the Managers by giving Notice of the time and place of the meeting at least 48 hours prior to the time of the holding of the meeting. This Notice need not specify the purpose of the meeting, nor the location if the meeting is to be held at the principal executive office of the Company.

A majority of Managers shall constitute a quorum for the transaction of business at any meeting of the Manager. The transactions of the Managers at any meeting, however called or noticed, or wherever held, shall be as valid as though transacted at a meeting duly held after call and notice if a quorum is present.

Any action required or permitted to be taken by the Managers under this Agreement may be taken without a meeting if a majority of the Managers individually or collectively consent in writing to such action. Managers may participate in the meeting through the use of a conference telephone or similar communications equipment, provided that all Managers participating in the meeting can hear one another. The Managers shall keep or cause to be kept with the books and records of the Company full and accurate minutes of all meetings, notices and waivers of notices of meetings, and all written consents to actions of the Managers.

5.6 Other Business Interests. It is acknowledged that the Manager has and may have other business interests in which such Manager devotes part of the Manager's time. Such other business interests may be in the same industry as the Company. The Manager shall devote such time to the conduct of the business of the Company as the Manager, in such Manager's own good faith and discretion, deems necessary.

5.7   Compensation. The Manager shall be entitled to receive reimbursement for her loans and advances to and expenditures on behalf of the Company.

5.8   Officers. The Manager may appoint officers of the Company, and may establish and alter the powers, duties and compensation of all such officers.

5.9   Company Assets. The Manager shall cause all assets of the Company, whether real or personal, to be held in the name of the Company.

5.10   Bank Accounts. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company, at such locations as shall be determined by the Manager. Withdrawal from such accounts shall require only the signature of one Manager or such other person or persons as the Manager may designate.

ARTICLE VI: ACCOUNTS AND RECORDS

6.1.   Books of Account. Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office and shall be open to inspection and copying by each Member or the Member's authorized representatives on reasonable Notice during normal business hours. The costs of such inspection and copying shall be borne by the Member.

6.2.   Accounting Method; Fiscal Year. Financial books and records of the Company shall be kept on the accrual method of accounting, which shall be the method of accounting followed by the Company for federal income tax purposes. A balance sheet and income statement of the Company shall be prepared promptly following the close of each fiscal year in a manner appropriate to and adequate for the Company's business and for carrying out the provisions of this Agreement. The fiscal year of the Company shall be January 1 through December 31.

6.3.	Books and Records. At all times during the term of existence of the Company, and beyond that term if a Majority of the Members deem it necessary, the Members shall keep or cause to be kept the books of account referred to in Section 6.2, and the following:

(a)	a current list of the full name and last known business or residence address of each Member, together with the Capital Contribution and the share in Profits and Losses of each Member;

(b)	a copy of the Articles of Organization;

(c)	copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the three most recent taxable years;

(d)	executed counterparts of this Agreement, as amended;

(e)	any powers of attorney under which the Articles of Organization or any amendments thereto were executed;

(f)	financial statements of the Company for the three most recent fiscal years; and

(g)	the Books and Records of the Company as they relate to the Company's internal affairs for the current and past three fiscal years.

6.4	Annual Statements. At the end of each fiscal year the books of the Company shall be closed and examined and statements reflecting the financial conditions of the Company and its Profits and Losses shall be prepared, and a compilation report without footnote disclosure thereon shall be issued by the Company's certified public accountants. Copies of the financial statements shall be given to all Members. In addition, all Members shall receive not less frequently than at the end of each calendar quarter, copies of such financial statements regarding the previous calendar quarter, as may be prepared in the ordinary course of business by the Company. The Company shall deliver to each Member, within 120 days after the end of the fiscal year of the Company, a financial statement that shall include:

(a)	A balance sheet and income statement, and a statement of cash flow as of the close of the fiscal year;

(b)	A statement showing the Capital Account of each Member as of the close of the fiscal year and the distributions, if any, made to each member during the fiscal year.

6.5.	Financial and Other Information. Within 90 days after the end of each taxable year of the Company the Company shall send to each of the Members all information necessary for the Members to complete their federal and state income tax or information returns, and a copy of the Company's federal, state, and local income tax or information returns for such year.

6.6.	Tax Matters Member. Desiree Staples shall act as Tax Matters Member of the Company pursuant to IRC section 6231(a)(7).

6.7.	Duties of Tax Matters Members. The Tax Matters Member is hereby authorized to do the following:

(a)	keep the Members informed of administrative and judicial proceedings for the adjustment of Company items (as defined in IRC section 6231(a)(3)) at the Company level, as required under IRC section 6223(g) and the implementing Regulations;

(b)	enter into settlement agreements under IRC section 6224(c)(3) and applicable Regulations with the Internal Revenue Service or the Secretary of the Treasury (the Secretary) with respect to any tax audit or judicial review, in which agreement the Tax Matters Member may expressly state that such agreement shall bind the other Members, except that such settlement agreement shall not bind any Member who (within the time prescribed under the Code and Regulations) files a statement with the Secretary providing that the Tax Matters Member shall not have the authority to enter into a settlement agreement on behalf of such Member;

(c)	on receipt of a notice of a final Company administrative adjustment, to file a petition for readjustment of the Company items with the Tax Court, the District Court of the United States for the district in which the Company's principal place of business is located, or the United States Court of Federal Claims, all as contemplated under IRC section 6226(a) and applicable Regulations;

(d)   file requests for administrative adjustment of Company items on Company tax returns under IRC section 6227(b) and applicable Regulations; and, to the extent such requests are not allowed in full, file a petition for adjustment with the Tax Court, the District Court of the United States for the district in which the Company's principal place of business is located, or the United States Court of Federal Claims, all as contemplated under IRC section 6228(a); and

(e)   to take any other action on behalf of the Members or the Company in connection with any administrative or judicial tax proceeding to the extent permitted by law or regulations, including retaining tax advisers (at the expense of the Company) to whom the Tax Matters Member may delegate such rights and duties as deemed necessary and appropriate.

ARTICLE VII: MEMBERS AND VOTING

7.1.   Membership. There shall be two classes of membership, Voting Interests and Economic Membership Interests. No Member shall have any rights or preferences in addition to or different from those possessed by any other Member, except that the holders of Economic Membership Interests shall have no rights to Vote unless required pursuant to the Corporations Code or the Act and/or section 14.16 below. Each Member holding Voting Interests shall Vote in proportion to the Member's Voting Membership Interest as of the governing record date, determined in accordance with Section 7.2. Any action that may or that must be taken by the Members shall be by a Majority of Members entitled to Vote.

7.2.   Record Date for Voting. The record date for determining the Members entitled to Notice of any Meeting, to vote, to receive any distribution, or to exercise any right in respect of any other lawful action, shall be the date set by a Majority of Members.

7.3   Proxy. At all Meetings of Members, a Member may vote in person or by Proxy. Such proxy shall be filed with any Member before or at any time of the Meeting and may be filed by facsimile transmission to a Member at the principal executive office of the Company or such other address as may be given by the Manager to the Members for such purpose.

ARTICLE VIII: TRANSFERS OF MEMBERSHIP INTERESTS

8.1.   Withdrawal. A Member may withdraw from the Company at any time by giving Notice of Withdrawal to all other Members at least one hundred and eighty (180) calendar days before the effective date of withdrawal. Withdrawal shall not release a Member from any obligations and liabilities under this Agreement accrued or incurred before the effective date of withdrawal. A withdrawing Member shall divest such Member's Membership Interest; provided, however, that such Member shall retain such Member's Economic Membership Interest and all rights and privileges associated with such interest under this Agreement, unless the Company or other Members exercise their option to purchase such Membership Interest pursuant to Sections 8.4 and 8.5 below.

8.2.   Permitted Transfers. A Member shall not effect a Transfer of any part of the Member's Membership Interest, whether a Voting Membership Interest or Economic Membership Interest, in the Company, whether now owned or hereafter acquired, unless (a) the Managers unanimously approve the transferee's admission to the Company as a Member upon such transfer and the Membership Interest to be transferred, when added to the total of all other Membership Interests transferred in the preceding 12 months, will not cause the termination of the Company under the Code and (b) the Member is a natural person wishes to transfer all or any portion of his or her Membership Interest to any revocable trust created for the benefit of the Member, or any combination between or among the Member, the Member's spouse, and the Member's issue; provided that the Member retains a beneficial interest in the trust and all of the Voting Interest included in such Membership Interest. A transfer of a Member's entire beneficial interest in such trust or failure to retain such Voting Interest shall be deemed a Transfer of a Membership Interest.

8.3   No Encumbrance. No Member may Encumber or permit or suffer any Encumbrance of all or any part of the Member's

Membership Interest in the Company unless such Encumbrance has been approved in writing by all Members. Any Transfer or Encumbrance of a Membership Interest without such approval shall be void.

8.4 <u>Company's Right of First Refusal, Option to Purchase Membership Interest</u>. On the occurrence of any of the following events ("Triggering Events") with respect to a Member, the Company shall have the option to purchase all or any portion of the Membership Interest in the Company of such Member ("Selling Member") at the price and on the terms provided in Section 8.8 of this Agreement:

(a)   the death or incapacity of a Member;

(b)   the bankruptcy of a Member;

(c)   the winding up and dissolution of a corporate Member, or merger or other corporate reorganization of a corporate Member as a result of which the corporate Member does not survive as an entity;

(d)   except for the events stated in Section 8.2, the occurrence of any other event that is, or that would cause, a Transfer in contravention of this Agreement. Each Member agrees to promptly give Notice of a Triggering Event to all other Members; or

(e)   the withdrawal of a Member pursuant to Section 8.1.

On receipt of actual notice of any Triggering Event, the Company shall have the option, for a period ending 30 calendar days following the determination of the purchase price as provided in Section 8.8, to purchase such Membership Interest to which the option relates, at the price and on the terms provided in Section 8.8.

8.5.   <u>Members' Option to Purchase Membership Interest</u>. After the 30 calendar day period has expired with respect to the Company's option to purchase the Membership Interest described in Section 8.4, the other Members, pro rata in accordance with their Membership Interests in the Company, shall then have the option, for a period of 30 calendar days thereafter, to purchase the Membership Interest not purchased by the Company, on the same terms and conditions as apply to the Company. If all other Members do not elect to purchase the entire remaining Membership Interest, then the Members electing to purchase shall have the right, pro rata in accordance with their Membership Interest in the Company, to purchase the additional Membership Interest available for purchase. The transferee of the Membership Interest that is not purchased shall hold such Membership Interest in the Company subject to all of the provisions of this Agreement.

8.6.   <u>Spousal Transfers</u>. Notwithstanding any other provision of this Agreement:

(a)   If, in connection with the divorce or dissolution of the marriage of a Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion thereof, to that Member's spouse (an "Award"), then, notwithstanding that such transfer would constitute an unpermitted Transfer under this Agreement, that Member shall have the right to purchase from his or her former spouse the Membership Interest, or portion thereof, that was so transferred, and such former spouse shall sell the Membership Interest or portion thereof to that Member at the price set forth in Section 8.8 of this Agreement. If the Member has failed to consummate the purchase within 180 days after the Award (the "Dissolution Expiration Date"), the Company and the other Members shall have the option to purchase from the former spouse the Membership Interest or portion thereof pursuant to Section 8.4 and 8.5 of this Agreement; provided that the option period shall commence on the later of (i) the day following the Dissolution Expiration Date, or (ii) the date of actual notice of the Award.

(b)   If, by reason of the death of a spouse of a Member, any portion of a Membership Interest is transferred to a Transferee other than (i) that Member or (ii) a trust created for the benefit of that Member (or for the benefit of that Member and any combination between or among the Member and the Member's issue) in which the Member is the sole Trustee and the Member, as Trustee or individually possesses all of the Voting Interest included in that Membership Interest, then the Member shall have the right to purchase the Membership Interest or portion thereof from the estate or other successor of his or her deceased spouse or Transferee of such deceased spouse, and the estate, successor, or Transferee shall sell the Membership Interest or portion thereof at the price set forth in Section 8.8 of this Agreement. If the Member has failed to consummate the purchase within 180 days after the date of death (the "Deceased Expiration Date"), the Company and the other Members shall have the option to purchase from the estate or other successor of the deceased spouse the Membership Interest or portion thereof pursuant to Section 8.4 and 8.5 of this Agreement; provided that the option period shall commence on the later of (i) the day following the Deceased Expiration Date, or (ii) the date of actual notice of the death.

8.7.	Voting. No Member shall participate in any Vote or decision in any matter pertaining to the disposition of that Member's Membership Interest in the Company under this Agreement.

8.8.	Value of Membership Interest. The purchase price of the Membership Interest that is the subject of an option under this Agreement shall be the Fair Market Value of such Membership Interest as determined under this Section 8.8. Each of the selling and purchasing parties shall use his, her, or its best efforts to mutually agree on the Fair Market Value. If the parties are unable to so agree within 30 days of the date on which the option is first exercisable (the "Option Date"), the selling party shall appoint, within 40 days of the Option Date, one appraiser, and the purchasing party shall appoint within 40 days of the Option Date, one appraiser. The two appraisers shall within a period of five additional days, agree on and appoint an additional appraiser. The three appraisers shall, within 90 days after the appointment of the third appraiser, determine the Fair Market Value of the Membership Interest in writing and submit their report to all the parties. The Fair Market Value shall be determined by disregarding the appraiser's valuation that diverges the greatest from each of the other two appraisers' valuations, and the arithmetic mean of the remaining two appraisers' valuations shall be the Fair Market Value. Each purchasing party shall pay for the services of the appraiser selected by it, plus one—half of the fee charged by the third appraiser. The option purchase price as so determined shall be payable in cash.

8.9.	Substituted Members. Except as expressly permitted under Section 8.2, a prospective transferee (other than an existing Member) of a Membership Interest may be admitted as a Member with respect to such Membership Interest (a "Substituted Member") only (i) on the unanimous vote of the other Members in favor of the prospective transferee's admission as a Member, and (ii) on such prospective transferee's executing a counterpart of this Agreement as a party hereto. Any prospective transferee of a Membership Interest shall be deemed an Assignee, and, therefore, the owner of only an Economic Interest until such prospective transferee has been admitted as a Substituted Member.

8.10.	Agreement Binding on Substituted Members. Any person admitted to the Company as a Substituted Member shall be subject to all provisions of this Agreement.

8.11	Qualification/Registration. The initial sale of Membership Interests in the Company to the Initial Members has not been qualified or registered under the securities laws of any state, or registered under the Securities Act of 1933, as amended, in reliance upon exemptions from the registration provisions of those laws. No attempt has been made to qualify the offering and sale of Membership Interests to Members under the California Corporate Securities Law of 1968, as amended, also in reliance upon an exemption from the requirement that a permit for issuance of securities be procured. Notwithstanding any other provision of this Agreement, Membership Interests may not be Transferred or Encumbered unless registered or qualified under applicable state and federal securities law or unless, in the opinion of legal counsel satisfactory to the Company, such qualification or registration is not required. The Member who desires to transfer a Membership Interest shall be responsible for all legal fees incurred in connection with said opinion.

ARTICLE IX: DISSOLUTION AND WINDING UP

9.1.	Dissolution. The Company shall be dissolved on the first to occur of the following events:

(a)	The death or incapacity of a Member; or the bankruptcy or corporate dissolution of a Member; provided, however, that the remaining Members may, by the Vote of a Majority of Members within 90 days of the happening of that event, Vote to continue the Company, in which case the Company shall not dissolve. If the remaining Members fail to so Vote, the remaining Members shall wind up the Company. For purposes of this Paragraph (a), in determining a Majority of Members, the Percentage Interest of the Member who has died, become incapacitated, withdrawn, or who has become bankrupt or dissolved shall not be taken into account.

(b)	The expiration of the term of existence of the Company.

(c)	The written agreement of all Members to dissolve the Company.

(d)	The sale or other disposition of substantially all of the Company assets.

(e)	Entry of a decree of judicial dissolution pursuant to Corporations Code Section 7351.

9.2.   Winding Up Business Affairs. On the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Members who have not wrongfully dissolved the Company shall wind up the affairs of the Company. The Persons winding up the affairs of the Company shall give written Notice of the commencement of winding up by mail to all known creditors and claimants against the Company whose addresses appear in the records of the Company. After paying or adequately providing for the payment of all known debts of the Company (except debts owing to Members) the remaining assets of the Company shall be distributed or applied in the following order of priority:

(a)   To pay the expenses of liquidation.

(b)   To repay outstanding loans to Members. If there are insufficient funds to pay such loans in full, each Member shall be repaid in the ratio that the Member's respective loan, together with interest accrued and unpaid thereon, bears to the total of all such loans from Members, including all interest accrued and unpaid on those loans. Such repayment shall first be credited to unpaid principal due and the remainder shall be credited to accrued and unpaid interest.

(c)   Among the Members in accordance with the provisions of Article IV, Section 4.6.

9.3.   No Recourse. Each Member and Investor in the Company shall look solely to the assets of the Company for the return of the Member's or Investor's Investment, and if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Investment of any Member or Investor, such Member or Investor shall have no recourse against any other Members, Investors, or Manager for indemnification, contribution, or reimbursement.

ARTICLE X: CONFIDENTIALITY

10.1.   Confidentiality. Each Member hereby covenants with the Company and each other Member that on the Transfer of the Member's Membership Interest, whether voluntary, involuntary, by operation of law, or by reason of any provision of this Agreement, the Member will not, without the
Company's consent, directly or indirectly use or disclose in any manner any of the Company's Confidential Information as defined herein.

10.2.   Confidential Information. "Confidential Information" means all trade secrets, know- how, customer lists, pricing policies, operational methods, programs, and other business information of the Company created, developed, produced, or otherwise arising before the date of the Transfer.

10.3.   Injunctive Relief. Each Member hereby stipulates that a breach of the provisions of this Article X will result in irreparable damage and injury to the Company for which no money damages could adequately compensate it. If the Member breaches the provisions of this Agreement, in addition to all other remedies to which the Company may be entitled, the Company shall be entitled to an injunction to enforce the provisions of this Agreement, to be issued by any court of competent jurisdiction, to enjoin and restrain the Member and each and every Person concerned or acting in concert with the Member from the continuance of such breach. Each Member expressly waives any claim or defense that an adequate remedy at law might exist for any such breach

ARTICLE XI: EXCULPATION and INDEMNIFICATION

11.1   No Member, Manager, Officer, employee or agent of the Company and no employee, agent or affiliate of a Member (collectively, the "Covered Persons") shall be liable to the Company or any other person who has an interest in or claim against the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

11.2   To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement.

11.3   Expenses, including legal fees, incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall be paid by the Company. The Covered Person shall be liable to repay such amount if it is determined that the Covered Person is not entitled to be indemnified as authorized in this Agreement. No Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions. Any indemnity under this Agreement shall be provided out of and to the extent of Company assets only.

11.4   A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any person as to matters the Covered Person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Members might properly be paid.

11.5   To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement. The provisions of the Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

11.6   The foregoing provisions of this Article XI shall survive any termination of this Agreement.

ARTICLE XII: ATTORNEY-IN-FACT AND AGENT

Each Member, by execution of this Agreement, irrevocably constitutes and appoints the Manager as such Member's true and lawful attorney-in-fact and agent, with full power and authority in such Member's name, place, and stead to execute, acknowledge, and deliver, and to file or record in any appropriate public office: (a) any certificate or other instrument that may be necessary, desirable, or appropriate to qualify the Company as a limited liability company or to transact business as such in any jurisdiction in which the Company conducts business; (b) any certificate or amendment to the Company's articles of organization or to any certificate or other instrument that may be necessary, desirable, or appropriate to reflect an amendment approved by the Members in accordance with the provisions of this Agreement; (c) any certificates or instruments that may be necessary, desirable, or appropriate to reflect the dissolution and winding up of the Company; and (d) any certificates necessary to comply with the provisions of this Agreement. This power of attorney will be deemed to be coupled with an interest and will survive the Transfer of the Member's Economic Interest. Notwithstanding the existence of this power of attorney, each Member agrees to join in the execution, acknowledgment, and delivery of the instruments referred to above if requested to do so by the Manager. This power of attorney is a limited power of attorney and does not authorize any Member to act on behalf of another Member except as described in this Article XII.

ARTICLE XIII: ARBITRATION

Any action to enforce or interpret this Agreement or to resolve disputes between the Members or by or against any Member shall be settled by arbitration in accordance with the rules of the American Arbitration Association. Arbitration shall be the exclusive dispute resolution process in the State of California, but arbitration shall be a nonexclusive process elsewhere. Any party may commence arbitration by sending a written demand for arbitration to the other parties. Such demand shall set forth the nature of the matter to be resolved by arbitration. Arbitration shall be conducted at Los Angeles, California. The substantive law of the State of California shall be applied by the arbitrator to the resolution of the dispute. The parties shall share equally all initial costs of arbitration. The prevailing party shall be entitled to reimbursement of reasonable attorney fees, costs, and expenses incurred in connection with the arbitration. All decisions of the arbitrator shall be final, binding, and conclusive on all parties. Judgment may be entered upon any such decision in accordance with applicable law in any court having jurisdiction thereof. No action at law or in equity based upon any claim arising out of or related to this Agreement shall be instituted in any court by any Member except (a) an action to compel arbitration pursuant to this section, or (b) an action to enforce an award obtained in an arbitration proceeding in accordance with this section.

ARTICLE XIV: GENERAL PROVISIONS

14.1   Entire Agreement. This Agreement constitutes the whole and entire agreement of the parties with respect to the subject matter of this Agreement, and it shall not be modified or amended in any respect except by a written instrument executed by all the parties. This Agreement replaces and supersedes all prior written and oral agreements by and among the Members or any of them.

14.2   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.3   Governing Law. Agreement shall be construed and enforced in accordance with the laws of the State of California.

14.4.   Restrictions on Transferability. Each of the Members acknowledges that there are substantial restrictions on the transferability of the Membership Interest pursuant to this Agreement, that there is no public market for the Membership Interest and none is expected to develop, and that, accordingly, it may not be possible for the Member to liquidate the Member's interest in the Company.

14.5.   Tax Consequences. Each Member acknowledges that there can be no assurance that the Code or the Regulations will not be amended or interpreted in the future in such a manner so as to deprive the Company and the Members of some or all of the tax benefits they might now receive, nor that some of the deductions claimed by the Company or the allocations of items of income, gain, loss, deduction, or credit among the Members may not be challenged by the Internal Revenue Service.

14.6.   Exhibits. All Exhibits attached to this Agreement are incorporated and shall be treated as if set forth herein.

14.7.   Severability. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall, if possible, be construed as though more narrowly drawn, if a narrower construction would avoid such invalidity, illegality, or unenforceability or, if that is not possible, such provision shall, to the extent of such invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this Agreement shall remain in effect.

14.8   Attorney's Fees. In the event that any dispute between the Company and the members or among the Members should result in arbitration, the prevailing party in such dispute shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys' fees and expenses.

14.9.   Successors and Assigns. This Agreement shall be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

14.10.   Pronouns. Whenever used in this Agreement, the singular shall include the plural, the plural shall include the singular, and the neuter gender shall include the male and female as well as a trust, firm, company, or corporation, all as the context and meaning of this Agreement may require.

14.1.   Additional Documents and Acts. The parties to this Agreement shall promptly execute and deliver any and all additional documents, instruments, notices, and other assurances, and shall do any and all other acts and things, reasonably necessary in connection with the performance of their respective obligations under this Agreement and to carry out the intent of the parties.

14.12.   Members' Outside Business or Activities. Except as provided in this Agreement, no provision of this Agreement shall be construed to limit in any manner the Members in the carrying on of their own respective businesses or activities.







14.13. No Agency. Except as provided in this Agreement, no provision of this Agreement shall be construed to constitute a Member, in the Member's capacity as such, the agent of any other Member.

14.14. Capacity. Each Member represents and warrants to the other Members that the Member has the capacity and authority to enter into this Agreement.

14.15. Headings. The article, section, and paragraph titles and headings contained in this Agreement are inserted as a matter of convenience and for ease of reference only and shall be disregarded for all other purposes, including the construction or enforcement of this Agreement or any of its provisions.

14.16. Amendment. This Agreement may be altered, amended, or repealed only by a writing signed by a Majority of the Members.

14.17. Time is of the Essence. Time is of the essence of every provision of this Agreement that specifies a time for performance.

14.18. Parties in Interest. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other person or entity shall have or acquire any right by virtue of this Agreement.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement effective on the day and year first above written.

MEMBERS with Voting Membership Interests and Economic Membership Interests

Verified by PDFFiller 11/21/2020

______________________________ 11/20/2020
Desiree Staples, Managing Member — Date

Heidi Weitzer
______________________________ _11/19/2020_______
Heidi Weitzer, Executive Producer — Date

______________________________ 11/20/2020
Samantha Fox, Executive Producer — Date


EXHIBIT A
MEMBERSHIP PERCENTAGE INTERESTS


Dated as of: _____

MEMBERS' PERCENTAGE INTERESTS
For Voting Members

MEMBERS with Voting Membership	CONTRIBUTIONS	VOTING INTERESTS	ECONOMIC INTERESTS
DESIREE STAPLES (Manager)	Producing Services and Managing Member Services	60%	30%
HEIDI WEITZER (Executive Producer)	Producing Services	20%	10%
SAMANTHA FOX (Executive Producer)	Producing Services	20%	10%
TOTAL		100%	50%

ADDITIONAL MEMBERS' PERCENTAGE INTERESTS
For Non-Voting Members

NON-VOTING MEMBERS with Economic Interests	CONTRIBUTIONS	ECONOMIC INTERESTS
Name:		0%
Name:		0%
Name:		0%
Name:		0%
Name:		0%
Total:		_____%